

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2024

Jihan Wu
Chairman and Chief Executive Officer
Bitdeer Technologies Group
08 Kallang Avenue
Aperia tower 1, #09-03/04
Singapore 339509

> **Re: Bitdeer Technologies Group**
> **Registration Statement on Form F-3**
> **Filed December 11, 2024**
> **File No. 333-283732**

Dear Jihan Wu:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Irene Paik at 202-551-6553 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Reid S. Hooper, Esq.